Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES STRATEGIC TIE UP WITH
AMBUJA REALTY FOR DEVELOPMENT OF A PAN- INDIA WORLD CLASS
STANDARD HOSPITAL CHAIN

Tel Aviv, Israel, December 11, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) (“EMI” or the “Company”) and Ambuja Realty Group of India announced today that they have entered into a strategic joint venture to develop and operate a chain of multi-specialty tertiary hospitals in India to address the emerging need of specialized medical care in India. It is anticipated that the chain will include hospitals in major metropolitan areas of India. The first hospital in the chain will be a 1000 bed multi-specialty tertiary hospital and biotech research centre in Kolkata, to be named “The Neotia Elbit Healthciti”. The project will also include ancillary services such as a Biotech Research Centre, serviced apartments for patients’ families, a medical mall, an alternative medicine centre, and a nursing training institute. The total built up area of the project is anticipated to be approximately 250,000 square meters (approximately 2.5 million square feet), and the capital investment in the Kolkata project will be approximately INR 1,000 crores (approximately US $230 million) over a period of several years.

The Initial Agreement to this effect was signed today by Mr. Harshavardhan Neotia, Managing Director of Ambuja Realty Group and by EMI’s Executive Chairman of the Board of Directors, Mr. Mordechay Zisser, and by Vice Chairman of the Board of Directors, Mr. Abraham (Rami) Goren, in Kolkata in the presence of Honorable Chief Minister of West Bengal Sri Buddhadeb Bhattcharjee and His Excellency Mr. David Danieli, Ambassador of Israel.

EMI, through its various activities in the field of medical devices and biotechnology, through its controlled subsidiaries Insightec Ltd. (“Insightec”) and Gamida Cell Ltd. (“Gamida Cell”) has ongoing relationships with numerous medical centers in Israel and abroad. It is anticipated that the new hospital chain will have close collaboration with both Insightec and Gamida Cell in the field of clinical trials and research and close ties with several medical centers in Israel and abroad for telemedicine, specialty treatments and training of personnel.

The Ambuja Realty Group is engaged in the residential and commercial sectors, which includes IT parks, retail malls and Special Economic Zones, Theme parks, hotels and banquets, education and healthcare centers, and is chaired by Mr. Suresh Kumar Neotia who is also a founder promoter of Gujarat Ambuja Cements Limited (GACL) - one of India’s largest cement Companies. Mr. Harshavardhan Neotia is the Managing Director of the Ambuja Realty Group.

Bhagirathi Neotia Woman & Child Care Centre (BNWCCC) is Neotia’s first healthcare venture. BNWCCC caters to specialties like high risk pregnancies, advanced laparoscopic surgeries, paediatric surgeries and treatment of very low birth-weight babies. The Centre has recently set up an infertility clinic named Genomee in collaboration with Herzliya Medical Centre of Israel.

EMI has been active in India for a period of approximately twelve months, and has concluded transactions for three additional projects in India: (i) The Koregaon Park Project located in Pune for the development of a shopping and entertainment center together with office facilities with a total built up area of approximately 100,000 square meters (inclusive of parking places) (approximately 1,100,000 square feet), which shall be transferred to EMI’s controlled subsidiary company Plaza Centers N.V. (“Plaza Centers”), subject to approval of Plaza Center’s board of directors) and under a project sourcing agreement signed between those two companies; (ii) the Kharadi project, also located in Pune - which is comprised of a shopping and entertainment center together with an office block and an apartment hotel with a total built up area of approximately 240,000 square (inclusive of parking places) (approximately 2.64 million square feet), which shall be executed and jointly held by EMI and Plaza Centers (subject to approval of Plaza Center’s board of directors), and; (iii) the Cochin I  Project located in Cochin, for the construction of a residential apartment building, an hotel and a marina with a total built up areas of approximately 800,000 square meters (inclusive of parking places) (approximately 8.8 million square feet), which will be executed by EMI. All of these projects are to be executed in collaboration with local partners, each of whom is a leading property developer in the relevant cities.

In addition to these projects, EMI, together with Plaza Centers, is in the process of evaluating and examining several other projects in various parts of India, with a strong focus on the leading metropolitan areas in South India.

Mr. Mordechay Zisser, Executive Chairman of the Board, commented: “We are especially gratified to be joining forces with the Ambuja Realty Group and with the prestigious Neotia Family in this promising project. It is envisaged that this project will offer huge potential for growth while at the same time catering for an ever growing need for specialized medical treatment centers in India. Furthermore, EMI’s existing investments in Insightec and Gamida Cell have a clear synergy with this new and very exciting project.”

“Our group’s pioneering spirit is constantly leading us into new areas. We have been well known as market leaders. In our commercial projects, EMI will bring the added benefit of eleven years of expertise and experience gained in Eastern Europe in the penetration of markets in relatively low income emerging nations within a strong regulatory environment. In the health care projects, Israel's advanced medical systems and infrastructures will enable EMI to accelerate these projects and to become a leading foreign developer in this market and combine EMI's philosophy of doing good business while at the same time helping people in need."

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
shimony@elbitimaging.com	kprice@hfgcg.com